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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-67859

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07-01-25 (MM/DD/YY) AND ENDING 06-30-26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nobles & Richards, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

801 E. Plano Pkwy, Suite 220
(No. and Street)

Plano	Texas	75074
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James R. Richards	214-533-6822	jrichards@texasbusinesscapital.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celeste	Texas	75423
(Address)	(City)	(State)	(Zip Code)

02-24-2009	3366
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ilonka Nobles, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Nobles & Richards, inc., as of 6/30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Ilonka Nobles

Title: President

____

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of income	3
Statement of changes in stockholders' equity	4
Statement of cash flows	5
Notes to financial statements	6 - 11
Schedule I: Supplemental information pursuant to Rule 17a-5	12
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	13
EXEMPTION REPORT	14

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Nobles & Richards, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nobles & Richards, Inc. as of June 30, 2026, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Nobles & Richards, Inc. as of June 30, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Nobles & Richards, Inc.'s management. Our responsibility is to express an opinion on Nobles & Richards, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Nobles & Richards, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Nobles & Richards, Inc.'s financial statements. The supplemental information is the responsibility of Nobles & Richards, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

We have served as Nobles & Richards, Inc.'s auditor since 2009.

Celeste, Texas
September 25, 2026

NOBLES & RICHARDS, INC.
Statement of Financial Condition
June 30, 2026

ASSETS

Cash	$ 100,387
Accounts receivable, net of allowance for credit losses of $92,538	397,166
Other assets	322
TOTAL ASSETS	$ 497,875

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$ 19,242
Commissions and salaries payable	401,133
Total Liabilities	420,375

Stockholders' Equity

Preferred stock, $15.00 par value, 1,000 shares authorized, 1,000 shares issued and outstanding	15,000
Common stock, $1.00 par value, 10,000 shares authorized, 500 shares issued and outstanding	500
Additional paid-in capital	22,800
Retained earnings	39,200
TOTAL STOCKHOLDERS' EQUITY	77,500
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 497,875

See notes to financial statements.

NOBLES & RICHARDS, INC.
Statement of Income
Year Ended June 30, 2026

Revenue	
Private placement commissions and managing broker-dealer fees	$ 535,361
Insurance commissions	284,883
Business development	78,000
Supervision fees	75,973
Other revenue	2,660
TOTAL REVENUE	976,877
Expenses	
Compensation and related costs	556,161
Regulatory fees	92,667
Professional fees	142,864
Occupancy and equipment	12,000
Credit loss	92,538
Other expenses	46,555
TOTAL EXPENSES	942,785
NET INCOME	$ 34,092

See notes to financial statements.

NOBLES & RICHARDS, INC.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2026

	Preferred Shares	Preferred Stock	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at June 30, 2025	1,000	$ 15,000	500	$ 500	$ 72,800	$ 5,108	$ 93,408
Net income	-	-	-	-	-	34,092	34,092
Return of capital to common shareholder	-	-	-	-	(50,000)	-	(50,000)
Balances at June 30, 2026	1,000	$ 15,000	500	$ 500	$ 22,800	$ 39,200	$ 77,500

See notes to financial statements.

NOBLES & RICHARDS, INC.
Statement of Cash Flows
Year Ended June 30, 2026

Cash flows from operating activities:	
Net income	$ 34,092
Adjustments to reconcile net income to net cash provided by operating activities:	
Provision for credit losses	92,538
(Increase) decrease in operating assets:	
Accounts receivable	(479,492)
Other assets	298
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	9,242
Commissions and salaries payable	361,137
Net cash provided by operating activities	17,815
Cash flows from financing activities:	
Return of capital to common shareholder	(50,000)
Net cash used in financing activities	(50,000)
Net decrease in cash	(32,185)
Cash at beginning of year	132,572
Cash at end of year	$ 100,387

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Nobles & Richards, Inc. (the Company), a Texas corporation, was incorporated in October 2007. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company does not claim an exemption under paragraph (k) of SEC Rule 15c3-3. The Company is a Non-Covered Firm relying on Footnote 74 of SEC Release No. 34-70073.

The Company operations consist primarily of participating in the distribution of securities in private placement offerings, and providing insurance brokerage, business development, and supervision services. The Company's customers are individuals and entities located primarily in the state of Texas.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including private placement and insurance commissions, business development, and supervision fees. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition

Significant Judgments

Revenue from contracts with customers includes private placement commissions, insurance commissions, business development, and supervision fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Private Placement Commissions

The Company participates in the distribution of securities in private placement offerings of securities on a best-efforts basis. Each time a customer enters into a buy transaction, the Company charges a commission. Commissions are recognized on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying private placement interest is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

For certain private placements, the Company also earns managing broker-dealer (MBD) fees, which are entirely variable and based on the amount of capital raised and retained in the fund. The Company considers its performance obligation for these fees to be the successful placement of the securities, which is fulfilled at the trade date. However, due to the variable nature of the fees, and because the amounts depend on factors outside the Company's control, such as future investor capital levels and the duration of investment, revenue is recognized only to the extent it is probable that a significant reversal will not occur once the uncertainty is resolved. As a result, the Company recognizes MBD fees monthly, when the relevant capital and investor retention data become available.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Insurance Commissions

The Company enters into arrangements with insurance companies to issue variable annuity contracts. The Company may receive variable annuity fees paid by the insurance companies up front, over time, upon the investor's exit from the annuity contracts (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of variable annuity contracts to investors and as such this is fulfilled on the variable annuity contract funding date. Any fixed amounts are recognized on the variable annuity contract funding date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the annuity contracts at future points in time as well as the length of time the investor remains in the annuity contracts, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe it can overcome this constraint until the market value of the annuity contracts and the investor activities are known, which are either monthly or quarterly. Annuity contract fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Business Development

Business development revenue is generated through activities that include, but are not limited to, consulting services, strategic partnerships, and referral fees. Revenue is recognized as the services are completed, as the Company believes the performance obligation has been satisfied and because the customer has received and consumed the benefits provided by the Company.

Supervision Fees

The Company provides supervision services to independent branch offices and reps for which the Company charges a monthly fee. The Company believes the performance obligation is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company.

Reimbursed Expenses

The Company receives reimbursements of licensing and other operating expenses incurred by the Company on behalf of the issuers whose securities they are placing or registered representatives. Reimbursements of expenses are recorded on a net basis as the Company is acting as an agent. The Company recognize reimbursements as the related expenses are incurred. Reimbursements totaled $272,027 during the year.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Reimbursed Expenses (continued)

The Company serves as managing broker-dealer for Yrefy SLP4, LLC. Certain registered representatives associated with the Company are employees of Yrefy, LLC, which directs their investor solicitation and ongoing servicing, assigns accounts, arranges for completion of their work and determines their compensation. Yrefy SLP4, LLC and Yrefy, LLC are collectively referred to as Yrefy. The Company provides brokerage and supervisory services and administers payments to these representatives. The Company acts as an agent with respect to these representative services because it does not control the services before they are provided. Payments to the representatives are contingent on and limited to proceeds received from Yrefy. Accordingly, representative compensation of $3,314,257 was excluded from both revenue and compensation and related costs for the year ended June 30, 2026. The Company recognizes its own managing broker-dealer and supervisory fees and retained commissions as revenue in accordance with its applicable revenue recognition policies.

Current Expected Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments — Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense. Credit losses as of June 30, 2026, and for the year then ended, totaled $92,538.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2026, the Company had net capital of $29,198, which was $1,173 in excess of its required net capital of $28,025. The Company's net capital ratio was 14.40 to 1.

Note 3 - Commitments and Contingencies

Office Lease

The Company currently leases office space for $1,000 per month on a month-to-month basis. Rent expense totaled $12,000 for the year ended June 30, 2026.

Preferred Stock

The Company’s preferred shareholder is entitled to 10% of the total compensation paid to officers of the Company. Compensation incurred and paid to the preferred shareholder totaled $19,723 and is included in compensation and related costs in the accompanying statement of income.

Contingencies

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

At June 30, 2026, the Company was a respondent in a FINRA arbitration involving a customer’s private placement investments. The claimant sought compensatory damages of approximately $768,000. In September 2026, before issuance of these financial statements, the matter was settled with no amounts payable by the Company under the settlement.

Note 4 - Income Taxes

The Company’s taxable income of approximately $35,000 was completely offset by prior years net operating loss carryforward of approximately $124,000, leaving approximately $89,000 available to offset future taxable income, which can be carried forward indefinitely. The net operating loss carryforward creates a deferred tax asset of approximately $19,000; however, the entire amount has been offset by valuation allowance; therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

The Company is also subject to state income taxes.

Note 5 - Related Party Transactions/Concentration of Revenue

The Company earned all of its business development revenue from a related party investment advisor during the year

The Company earned $363,039 in managing broker-dealer fees, $5,555 in private placement commissions, and $60,000 of supervision fees totaling $428,594 of revenue from its arrangement with Yrefy during the year ended June 30, 2026, representing approximately 44% of total revenue. These revenue amounts exclude $3,314,257 of compensation attributable to Yrefy's registered representatives for which the Company acts as an agent. Those amounts are excluded from both revenue and compensation expense, as described in Note 1. At June 30, 2026, amounts receivable from Yrefy totaled $378,926, and amounts payable to Yrefy's registered representatives totaled $337,420.

Note 6 - Subsequent Events

Management has evaluated subsequent events through September 25, 2026, the date the financial statements were available to be issued. As discussed in Note 3, the Company settled a FINRA arbitration in September 2026 with no amounts payable by the Company under the settlement. No other subsequent events requiring recognition or disclosure in these financial statements were identified.

Schedule I

NOBLES & RICHARDS, INC.
Supplemental Information
Pursuant to Rule 17a-5
June 30, 2026

Computation of Net Capital

Total stockholders' equity qualified for net capital	$ 77,500
Deductions and/or charges	
Non-allowable assets:	
Accounts receivable, net of offsetting payables of $349,186	47,980
Other assets	322
Total deductions and/or charges	48,302
Net Capital	$ 29,198

Aggregate indebtedness

Accounts payable and accrued expenses	$ 19,242
Commissions and salaries payable	401,133
Total aggregate indebtedness	$ 420,375
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 28,025
Net capital in excess of minimum requirement	$ 1,173
Ratio of aggregate indebtedness to net capital	14.40 to 1

Reconciliation of Computation of Net Capital

The above computation does not materially differ from the computation of net capital under rule 15c3-1 as of June 30, 2026 as filed by Nobles & Richards, Inc. on Amended Form X-17A-5 so a reconciliation is not necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company does not claim an exemption under paragraph (k) of SEC Rule 15c3-3. The Company is a Non-Covered Firm relying on Footnote 74 of SEC Release No. 34-70073. The Company limits Company limits its business activities exclusively to: (1) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) providing business development services; and (4) providing supervision services. The Company does not hold funds or securities. As a Non-Covered Firm, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Nobles & Richards, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Nobles & Richards, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and providing business development, and supervision services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Nobles & Richards, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nobles & Richards, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
September 25, 2026

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

NOBLES & RICHARDS, INC.

(Member of FINRA)

Exemption Report

Nobles & Richards, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and
>
> (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) providing business development services; and (4) providing supervision services; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Nobles & Richards, Inc.

I, Ilonka Nobles, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Ilonka Nobles
President

September 25, 2026

801 E. Plano Parkway, Suite 220, Plano, Texas 75074
Phone (214) 642-6603 Fax (214) 279-0180